Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Churchill
Tax-Free Fund of Kentucky (the "Fund") was held on
September 17, 2013. The holders of shares representing 79% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matter was voted upon and approved by the shareholders (the resulting votes are presented below).

Dollar Amount of Votes:


1.  To act on an Agreement and Plan of Reorganization



	For		Against		Abstain

	$196,311,576	$7,095,632	$5,517,724